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November 22, 2005

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Department of Government Services - Newfoundland and Labrador

Dear Sirs:

RE:     KINROSS GOLD CORPORATION (THE "CORPORATION")
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        We have read the Notice of Change of Auditor of the Corporation dated
        November 15, 2005 and are in agreement with the statements contained in such Notice.

Yours truly,


/s/ KPMG LLP


Chartered Accountants